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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2010	2009	2008	2007	2006
	(in thousands, except ratios)
Pre-tax income—continuing operations	$274,313	$214,632	$151,304	$132,626	$93,756
Pre-tax income—discontinued operations	—	—	—	—	15,995
Pre-tax gain on sale of discontinued operations	—	—	—	—	77,777

Total pre-tax income	$274,313	$214,632	$151,304	$132,626	$187,528

Fixed charges
Interest expense	$19,893	$19,937	$23,694	$20,480	$12,821
Amortization of debt costs	1,807	1,325	1,048	2,471	917
Imputed interest on rent expense	2,012	2,730	2,374	1,927	1,391
Interest credited to contractholders	—	4,284	14,736	17,819	18,346

Total fixed charges	$23,712	$28,276	$41,852	$42,697	$33,475

Computation
Total earnings and fixed charges	$298,025	$242,908	$193,156	$175,323	$221,003

Ratio of earnings to fixed charges	12.57	8.59	4.62	4.11	6.60

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES